# Own a Piece of Shake Up


OWN A STAKE IN THE BUSINESS STARTING AT $150
FLAVOR FOR THE PEOPLE
CHERRY
SHAKE UP
BUBBLY COCKTAIL
6%

via Wefunder. Here's the scoop 👇

😎 **TLDR** 😎 **We are expanding into 5 states, which requires a ton of sales, marketing & cocktails! To do so we're opening up ownership via a community fundraise with investments starting at $100. Each investment will be matched 1:1 by a local small business fund.**

🥂 WHY 🥂 From the beginning this wacky little brand was created to celebrate the best the midwest has to offer. Porch hangs, county fairs, golden hour... turns out MIDWEST IS BEST amirite? The people outside of IN are asking for more Shake Up and at this point we've bootstrapped our growth as far as we can take it.

🌱 GROWTH 🌱 Expansion requires a lot of groundwork: sales, marketing, distributor relationships, inventory, etc. Luckily, we operate in the fastest growing category in alcohol today: spirit-based canned cocktails.

🤗 COMMUNITY 🤗 We're opening up ownership of our business to the people who helped us get here: YOU! Own a stake in Shake Up starting at $100 and get some fun perks along the way.

🙌 1:1 MATCH 🙌 If we are able to raise $100K, the investments will be matched dollar for dollar by a local small business fund here in IN. WIN-WIN! But we have a shot clock: the match runs out on Oct 9th!

Thank you for considering investing in the future of Shake Up! Any and all details can be found on our Wefunder page, where you can begin investing TODAY!

❤️ Cheers! ❤️

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